SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 6, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	Press release dated April 5, 2007 announcing the acquisition by France Telecom of a mobile and internet license in the Central African Republic.

press release

Paris, April 5, 2007

Orange strengthens its presence in Central Africa

Mobile and internet license acquired in the Central African Republic

Following the recent acquisition of mobile licenses in Guinea-Bissau and Guinea, France Telecom announces today that it has further strengthened its presence in Africa by acquiring a mobile and internet license in the Central African Republic.

Indeed, France Telecom has just signed an agreement with the Central African State for a mobile and internet license, with the commercial activities of Orange’s new subsidiary in this country scheduled to start up before the end of the year.

This new presence in Central Africa represents a further breakthrough for the Orange brand in Africa and internationally. On the continent, Orange is already present in Botswana, Cameroon, Equatorial Guinea, Ivory Coast, Madagascar, Mali and Senegal, serving nearly 10 million customers in this region. France Telecom also has first-rate positions in Egypt, Jordan and Mauritius, with more than 13 million customers in these three countries.

Marc Rennard, Executive Director, International, Africa, Middle East and Asia, France Telecom:

“Following the recent deployment of the Orange brand in Guinea and Guinea-Bissau, the acquisition of a new mobile license in the Central African Republic confirms Orange’s commitment to strengthening its presence on this continent. Thanks to this new operation, we are going to be able to contribute to the development of telecommunications infrastructures in the Central African Republic, while actively helping open up the country’s interior, providing Central African citizens with quality services in line with the international standards of our Orange brand”.

About France Telecom

France Telecom, one of the principal world telecommunications operators, had almost 160 million customers in five continents (220 countries or territories) as of December 31, 2006, out which two thirds under the Orange brand. In 2006, the Group achieved consolidated revenues of 51.7 billion euros. Launched in June 2005, the NExT program (New Experience in Telecommunications) is enabling the Group to continue its conversion as an integrated operator in order to make France Telecom the operator of reference for the new telecommunications services in Europe. Since June 2006, Orange became the Group’s single brand for the Internet, television and wireless telephony in France, the United Kingdom the Netherlands and in Spain, and Orange Business Services became the brand for the services offered to business worldwide. France Telecom is the second largest wireless operator and Internet access provider in Europe and among the world leaders in telecommunications services for multinational companies.

France Telecom (NYSE:FTE) is listed on the Eurolist market of Euronext Paris and on the New York Stock Exchange.

Press contact: + 33 1 44 44 93 93

Bertrand Deronchaine

bertrand.deronchaine@orange-ftgroup.com

Sébastien Audra

sebastien.audra@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 6, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information